Exhibit 11.1

                    SLADE'S FERRY BANCORP. AND SUBSIDIARY
                      COMPUTATION OF PER SHARE EARNINGS
                                 (Unaudited)


                                            Three months ended
                                                 March 31
                                           2004          2003

Net income (loss)                       $  645,994    $ (692,180)
Average shares outstanding               4,012,654     3,948,584
Basic earnings (loss) per share         $     0.16    $    (0.18)

Net income (loss)                       $  645,994    $ (692,180)
Average shares outstanding               4,012,654     3,948,584
Net effect of dilutive stock options        57,201             -
Adjusted shares outstanding              4,069,855     3,948,584
Diluted earnings (loss) per share       $     0.16    $    (0.18)


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